                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             AMENDMENT NO. _______)*

                            Premier Classic Art, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock; $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   74047F 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

  Stephen H. Shaffer, Penny Lane Partners, L.P., One Palmer Square, Suite 309,
                               Princeton, NJ 08542
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 6, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  74047F 10 6
         --------------

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
                I.R.S. Identification Nos. of above persons (entities only).

                Penny Lane Partners, L.P.

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

                (a)
                   -------------------------------------------------------------
                (b)
                   -------------------------------------------------------------
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)                                      OO

--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization                              Delaware

--------------------------------------------------------------------------------
Number            7.  Sole Voting Power                               2,789,265
of
Shares            --------------------------------------------------------------
Beneficially      8.  Shared Voting Power                                     0
Owned
by                --------------------------------------------------------------
Each              9.  Sole Dispositive Power                          2,789,265
Reporting
Person            --------------------------------------------------------------
With              10. Shared Dispositive Power                                0

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person     2,789,265

--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions).

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)                    6.7%

--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
               PN
     ---------------------------------------------------------------------------

     ---------------------------------------------------------------------------

     ---------------------------------------------------------------------------

     ---------------------------------------------------------------------------

         ITEM 1.     SECURITY AND ISSUER

                     This Schedule 13D relates to the common stock, par value $.001 per share (the "Issuer Common Stock") of Premier Classic Art, Inc., a Delaware corporation (the "Issuer"), whose principal executive offices are located at 1158 Staffler Road, Bridgewater, NJ 08807.

         ITEM 2.     IDENTITY AND BACKGROUND

                     This Schedule 13D is being filed by Penny Lane Partners, L.P. ("Partners"), a Delaware limited partnership, whose principal office is located at One Palmer Square, Suite 309, Princeton, NJ 08542. Partners is principally engaged in the business of investing in securities.

                     Penny Lane Associates, L.P. ("Associates"), a Delaware limited partnership, is Partners' general partner. Associates' principal business is to serve as general partner of Partners, and its principal office is located at One Palmer Square, Suite 309, Princeton, NJ 08542.

                     Penny Lane, Inc. ("Penny Lane"), a Delaware corporation, is Associates' general partner. Penny Lane's principal business is to serve as general partner of Associates, and its principal office is located at One Palmer Square, Suite 309, Princeton, NJ 08542.

                     Mr. William R. Denslow serves as Chairman of Penny Lane, and his principal occupation is to serve as such. Mr. Stephen H. Shaffer serves as President of Penny Lane, and his principal occupation is to serve as such. Mr. Gregory O. Trautman serves as Secretary of Penny Lane, and his principal occupation is to serve as Partner, President and Chief Financial Officer of Trautmam, Wasserman & Company, Inc. Mr. Robert J. Kramer serves as Treasurer of Penny Lane, and his principal occupation is to serve as President of Adirondack Capital Partners L.P. Each of these gentlemen is a U.S. citizen, and their business address is c/o Penny Lane Advisors, Inc., One Palmer Square, Suite 309, Princeton, NJ 08542

                     Neither Partners, Associates, Penny Lane, nor, to the knowledge of Partners, any of the persons named above, has been convicted in a criminal proceeding, or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

                     The Issuer, Parentech, Inc. ("Parentech") and Premier Classic Acquisition Corporation (the "Issuer Sub") entered into an Agreement and Plan of Merger and Reorganization pursuant to which Issuer Sub merged with and into Parentech. As a result of the merger, which was effective as of November 6, 2002, each share of Parentech common and preferred stock was converted into the right to receive 1 1/2 shares of Issuer Common Stock. Partners previously held shares of common stock of Parentech, and acquired the right to receive 2,789,265 shares of Issuer Common Stock as a result of the merger.

         ITEM 4.     PURPOSE OF TRANSACTION

                      See Item 3 above. Currently, Partners has no additional plans or proposals of the type referred to in paragraphs (a)-(j).

         ITEM 5.     INTERESTS IN SECURITIES OF ISSUER

         (a) 2,789,265 shares of Issuer Common Stock, which represents 6.7% of the issued and outstanding shares of Issuer Common Stock following the Merger, are held in the name of Partners. Associates and Penny Lane, in their capacities as general partners of Partners and Associates, respectively, may also be deemed to be the beneficial owners of such shares.

         (b) Partners has sole power to vote and dispose of 2,789,265 shares of Issuer Common Stock. Neither Associates nor Penny Lane has the power to vote or dispose of any shares of Issuer Common Stock, other than in their capacities as general partners of Partners and Associates, respectively.

         (c)      Not applicable.

         (d)      Not applicable.

         (e)      Not applicable.


         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  Not applicable.


         ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

              Exhibit 1      Form of Agreement and Plan of Merger and
                             Reorganization dated as of November 1, 2002, among Parentech, Inc., Premier Classic Art, Inc., and
                             Premier Classic Acquisition Corporation

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  Date: November  15, 2002
                                                 ----

                                  PENNY LANE PARTNERS, L.P.

                                       By: Penny Lane Associates, L.P.
                                            General Partner

                                             By: Penny Lane, Inc.
                                                 General Partner


                                                 By: /s/ Stephen H. Shaffer
                                                     -----------------------
                                                 Name: Stephen H. Shaffer
                                                 Title: President

                                  EXHIBIT INDEX

Exhibit 1                  Form of Agreement and Plan of Merger and
                           Reorganization dated as of November 1, 2002, among Parentech, Inc., Premier Classic Art, Inc., and
                           Premier Classic Acquisition Corporation